Thunderclap Entertainment, Inc.

201 Santa Monica Blvd., Suite 300

Santa Monica, CA 90401

Tel: (310) 752-7773

Fax: (310) 593-4095

garyb@thunderclapinc.com

www.thunderclapinc.com

August 10, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

100 F. St., N.E.

Washington, DC 20549d

Re:	Thunderclap Entertainment, Inc. (the “Registrant”) S-1 Registration Statement – Acceleration Request File No.: 333-172658

Dear Sirs and/or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective on August 10, 2011, at 5:30 pm, Eastern Time, or as soon as practicable thereafter.

In that respect, and in furtherance of our Acceleration Request, we herewith acknowledge that:

1.      Should the Commission of the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.      The action of the Commission of the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve Thunderclap Entertainment, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.      The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Thunderclap Entertainment, Inc.

Gary L. Blum

Chairman & Chief Executive Officer